POULTON & YORDAN

ATTORNEYS AT LAW

RICHARD T. LUDLOW

November 11, 2009

Chris White

Branch Chief

United States Securities and Exchange Commission

Division of Corporate Finance

Washington, D.C. 20549

Re:	BMB Munai, Inc. Form 10-K, Amended October 23, 2009 File No.: 1-33034

Dear Mr. White:

At the request of the management of BMB Munai, Inc., (the “Company” or “BMB Munai”) we are responding to comments raised by the staff at the Securities and Exchange Commission in your letter dated November 10, 2009. Following are the Company’s responses to your comments.

Form 10-K, Amendment No. 1, Filed October 23, 2009

Financial Statements

1.

Amend your filing to include a report from your independent registered public accounting firm that references the restatements to your financial statements and that includes an updated report date with regard to the restatements. We refer you to the requirements of AS 6, paragraph 9 and AU 508 paragraphs 11.d and 18A through 18C.

On November 12, 2009, the Company filed with the Commission a Second Amendment to its Annual Report of Form 10-K/A (the “Second Amendment”). Included on page F-1 of the Second Amendment is a revised report from the Company’s independent registered public accounting firm that references the restatements to the Company’s financial statements and that includes an updated report date with regard to the restatements.

POULTON & YORDAN	TELEPHONE: 801-355-1341
324 SOUTH 400 WEST, SUITE 250	FAX: 801-355-2990
SALT LAKE CITY, UTAH 84101	POST@POULTON-YORDAN.COM

Mr. Chris White

November 11, 2009

Note 13 – Income Taxes, page F-30

2.	Amend your filing to include the word “restated” underneath the dates in applicable columns of all restated chares in your income tax footnote.

The Company has included the word “restated” underneath the dates in the applicable columns of all restated charts in Note 13 Income Taxesof the Notes to the Consolidated Financial Statements. See pages
F-30 - F-32.

Thank you for your assistance in this matter. If you have any questions or require additional information, please contact me directly.

Very truly yours,

POULTON & YORDAN

/s/ Richard T. Ludlow Richard T. Ludlow
Attorney at Law